

Mail Stop 4720

January 13, 2010

Mr. Robert Davis
President and Chief Executive Officer
VIST Financial Corp
1240 Broadcasting Road
Wyomissing, PA 19610

> **Re:** **VIST Financial Corp**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, 2009,**
> **June 30, 2009 and September 30, 2009**
> **Form 8-K filed December 23, 2009**
> **File No. 000-14555**

Dear Mr. Davis:

      We have reviewed your response dated December 4, 2009 and have the following additional comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-Q for Fiscal Quarter Ended September 30, 2009

Note 1 – Correction of an Error, page 9

1.   We note your disclosure in your Form 8-K/A filed on December 23, 2009 that you intend to file an amended Form 10-Q for the Quarterly Period Ended September 30, 2009 to restate the comparative prior year period (quarter ended September 30, 2008). Please revise your disclosure in your amended filings to clearly explain the nature of the accounting error for which you are restating. Consider providing disclosure similar to that which was provided in your Form 8-K/A referred to above.

Note 10 – Investment Securities, page 22

2.   We note that you recognized OTTI on four pooled trust-preferred securities during the nine months ended September 30, 2009. In the interest of transparency, please revise the table on page 28 in your amended and future filings to segregate your pooled trust-preferred securities between those that were deemed to be temporarily impaired and those for which you recognized OTTI during the period.

Form 8-K filed December 23, 2009

3.   We note your disclosure that you will restate your December 31, 2008 Form 10-K as well as your March 31, 2009, June 30, 2009 and September 30, 2009 Forms 10-Q to correct an error related to the misapplication of hedge accounting and the estimated fair value of your junior subordinated debentures. We may have further comments upon review of these amended filings.

You may contact Angela Connell, Staff Accountant, at (202) 551-3426 or me at (202) 551-3872 if you have any questions regarding the above comments.

Sincerely,

Hugh West
Accounting Branch Chief